NEWMARKET GOLD IDENTIFIES ADDITIONAL NEAR-MINE HIGH GRADE GOLD
MINERALIZATION IN THE LOWER PHOENIX GOLD SYSTEM AT THE FOSTERVILLE GOLD MINE

Vancouver, B.C. – September 20, 2016 – Newmarket Gold (“Newmarket” or the “Company”) (TSX: NMI) (OTCQX: NMKTF) is pleased to announce further positive results from four surfaced-based drill holes (4,326 meters (m)) from the Company’s growth exploration programs targeting the Lower Phoenix gold system at Fosterville Gold Mine, State of Victoria, Australia. The Company is also pleased to report a further 96 underground, near mine delineation drill holes (22,799m), which continue to return significant intercepts containing high-grade visible gold mineralization. Underground drilling continues to focus on further defining near mine gold targets on the Phoenix, Lower Phoenix, Lower Phoenix Footwall (LPFW), East Dipping, Kestrel and Eagle Faults. Recent drill results continue to support the potential to expand Fosterville’s Mineral Resources and Reserves and confirm continuity of mineralization up-plunge (north) and down plunge (south) on the Lower Phoenix gold system.

Highlights and Key Drill Intercepts from Underground Near Mine Drilling at Fosterville Gold Mine:

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During definition drilling, Newmarket discovered a new west dipping lode within the Lower Phoenix Footwall structure intersecting significant high-grade gold mineralization including 194 g/t Au(1) over 14.3m (ETW 3.07m) in hole UDH1643 (Including 1,134 g/t Au(1) over 2.3m [ETW 0.5m]), 75.73 g/t Au(1) over 23.3m (ETW 5.41m) in hole UDH1648 (Including 1,058 g/t Au(1) over 1.35m [ETW 0.15m]) and 19.97 g/t Au(1) over 8.15m (ETW 7.7m) in hole UDH1729.

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Eagle Fault System underground definition drilling continues to return high-grade mineralization containing visible gold. The high-grade Eagle Fault System has now been defined over a strike length of 700m and vertical extent of 330m. Key drill intercepts include 283 g/t Au(1) over 3.0m (ETW 2.8m) in hole UDH1584 (Including 526 g/t Au(1) over 0.55 m [ETW 0.4m] and 665 g/t Au(1) over 0.8m [ETW 0.7m]), 155g/t Au(1) over 2.2m (ETW 1.93m) in hole UDH1590 (Including 1,050 g/t Au(1) over 0.3 m [ETW 0.2m]) and 101 g/t Au(1) over 1.45m (ETW 1.1m) in hole UDH1815.

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Drilling of the East Dipping Faults continue to intersect significant high-grade gold mineralization including 16.52 g/t Au over 5.1m (ETW 4.03m) in hole UDH1581 and 7.02 g/t Au over 4.8m (ETW 4.13m) in hole UDH1691.

•	Phoenix Fault drill results returned high-grade intercepts including 6.43 g/t Au over 9.15m (ETW 8.38m) in hole UDH1782 and 7.8 g/t Au over 5.3m (ETW 4.63m) in hole UDH1640.

•	Delineation drilling into the Kestrel Structure has returned strong results including 4.67 g/t Au over 14.3m (ETW 10.32m) in hole UDH1696 and 5.3 g/t Au over 12.3m (ETW 8.88m) in hole UDH1689.

Highlights and Key Drill Intercepts from Surface Based Growth Drilling at Fosterville Gold Mine:

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Surface based drill programs on the Lower Phoenix South gold system (6200mN) have returned significant gold mineralization of 13.36 g/t Au over 3.85m (ETW 3.8m) in hole SPD614E (Including 27.33 g/t Au over 1.55m [ETW 1.5m]) located approximately 500m down plunge of Lower Phoenix Mineral Reserves.

•	Surface based diamond drilling on the Lower Phoenix North system (8050mN) targeted Lower Phoenix structures approximately 350m north of Lower Phoenix Mineral Reserves and returned intercepts of 4.7 g/t Au over 6.95m (ETW 6.2m) in hole SPD618 (Including 5.93 g/t Au over 2.3m [ETW 2.15m]) and 3.2 g/t Au over 4.55m (ETW 4.55m) in hole SPD618A.

(1) Visible gold present in drill intercept, ETW – Estimated True Width, All drill results are presented in Table 1

Mr. Douglas Forster, President and Chief Executive Officer, Newmarket Gold commented: “We are very pleased to report continued positive results from our surface-based growth drilling and underground delineation drilling programs on the Lower Phoenix gold system at our flagship Fosterville Gold Mine. We continue to invest in Fosterville with a total of 72,498m of growth and definition drilling completed to date in 2016 utilizing 9 drill rigs. This drilling continues to advance our knowledge of the resource potential of the high-grade visible gold-bearing Lower Phoenix structures with new mineralized zones still being discovered, including a west dipping lode in the Lower Phoenix Footwall which intersected 194 g/t Au over 14.3 m (ETW 3.07 m). Surface-based drilling programs also continue to confirm the resource expansion potential of the Lower Phoenix gold system with an intercept of 13.36 g/t Au over 3.85 m (ETW 3.8 m) located approximately 500 meters down-plunge from Lower Phoenix Mineral Reserves. Currently, four underground drill rigs are operating on resource definition programs on the Phoenix and Lower Phoenix gold systems and continue to intersect high-grade visible gold mineralization outside of known Measured and Indicated Mineral Resources. Exploration success since the start of the year on the Eagle and East Dipping faults support our view to expand the Phoenix and Lower Phoenix near mine Measured and Indicated Mineral Resource of 673,000 ounces grading 8.33 g/t Au (as of December 31, 2015) through continued targeting of the down plunge extension of these high-grade structures.”

Summaries of 2016 Underground Exploration Programs at Fosterville Gold Mine

Phoenix / Lower Phoenix Gold System Underground Resource Definition Drilling Program

Since the May 9, 2016 Newmarket News Release, drilling from four diamond drill rigs has continued to focus on resource definition and understanding of multiple gold targets including the Phoenix, Lower Phoenix, Lower Phoenix Footwall (LPFW), East Dipping, Kestrel and Eagle Faults. Reported drill results are outside of the December 31, 2015 Measured and Indicated Mineral Resources and include results from 96 holes (22,799m). Mining production continues on the upper-plunge areas of these targeted structures including the high-grade Eagle Fault and East Dipping Faults which have largely contributed to the record H1 2016 gold production of 70,383 ounces and record gold mill grade of 7.42 g/t at Fosterville.

All drill assay intercepts are provided in Table 1 and drill collars in Table 2.

Eagle Fault and East Dipping Faults

The high-grade Eagle Fault system has now been defined over a strike length of 700m and vertical extent of 330m. Recent drilling continues to return significant high-grade gold intercepts and supports the view that the Eagle Fault system remains open for expansion down-plunge. Recent drill results into the Eagle Fault below the 4150mRL include 283 g/t Au(1) over 3.0m (ETW 2.8m) in hole UDH1584 (Including 526 g/t Au(1) over 0.55 m [ETW 0.4m] and 665 g/t Au(1) over 0.8m [ETW 0.7m]), 155g/t Au(1) over 2.2m (ETW 1.9m) in hole UDH1590 (Including 1,050 g/t Au(1) over 0.3m [ETW 0.2m]) and 101 g/t Au(1) over 1.45m (ETW 1.1m) in hole UDH1815 (Figure 1). These results continue to confirm the continuity and high-grade tenor of the Eagle Fault down plunge and clearly demonstrate Mineral Reserve growth potential on this structure. Recent definition drilling into the east dipping Eagle Fault structure from the Central Decline has also defined a series of east dipping splay faults. These Eagle Splay structures also host significant gold mineralization returning intercepts of 14.02 g/t Au over 2.3m (ETW 2.19m) and 18.72 g/t Au over 2.3m (ETW 2.28m) in hole UDH1737 and 26.45 g/t Au over 1.6m (ETW 1.5m) in hole UDH1482 (Figure 1). The Eagle zone remains untested and open at depth below the 4025mRL and south of 6450mN and drilling is planned to target beyond this extent during the remainder of 2016.

In addition, 87 drill intercepts between the 6350mN and 7150mN have further defined East Dipping mineralized faults (Figure 2). The East Dipping Faults proximal to the Lower Phoenix Fault continue to return significant high-grade intercepts including 16.52 g/t Au over 5.1m (ETW 4.03m) in hole UDH1581. East dipping mineralized structures further east from the Lower Phoenix and proximal to Kestrel are also beginning to show zones of increased grade, width and continuity which could become amenable to mining with further definition. Hole UDH1691 returned an intercept of 7.02 g/t Au over 4.8m (ETW 4.13m) illustrating the potential of this zone. East Dipping structures remain untested down-plunge and form part of the drill targeting plan for the remainder of 2016.

Lower Phoenix Footwall and Lower Phoenix Structures

A total of nine drill holes intercepted significant gold mineralization associated with Lower Phoenix Footwall Structures. The most significant mineralization contains visible gold and occurs in a newly discovered west dipping lode, where drilling results include 194 g/t Au(1) over 14.3m (ETW 3.07m) in hole UDH1643 (Including 1,134 g/t Au(1) over 2.3m [ETW 0.5]), 75.73 g/t Au(1) over 23.3m (ETW 5.41m) in hole UDH1648 (Including 1,058 g/t Au(1) over 1.35m [ETW 0.15m]) and 19.97 g/t Au(1) over 8.15m (ETW 7.7m) in hole UDH1729. These intercepts are located approximately 40 to 80m vertically below and 70 to 90m laterally across from current Mineral Reserves (Figure 3). The mineralized zone appears to adjoin the high-grade Eagle structure at its lower edge and is untested down-plunge. Continued definition drilling from hangingwall drill platforms for the remainder of 2016 will advance the understanding of size and scale of this attractive resource growth target.

Two drill holes intercepted the lower margin of Lower Phoenix mineralization outside of Measured and Indicated Mineral Resource during the reporting period, returning narrow but moderate to high grade results, including 9.95 g/t Au over 1.15m (ETW 0.9m) in hole UDH1798 (Figure 3). Hangingwall drill platforms will be further advanced towards the south in the fourth quarter of 2016 to facilitate continued targeting of Lower Phoenix extensions.

Phoenix and Kestrel Structures

Thirteen holes targeted the down plunge extensions of the Phoenix Mineral Resource with several holes returning positive results indicating high potential for Mineral Reserve expansion given the proximity to existing developments. The most significant drill intercepts include 7.8 g/t Au over 5.3m (ETW 4.63m) in hole UDH1640 and 6.43 g/t Au over 9.15m (ETW 8.38m) in hole UDH1782 (Figure 4).

Numerous Kestrel drill intercepts were returned over the reporting period (58 in total) as holes primarily targeting Eagle and East Dipping Structures from the Central Decline, passed through this mineralized zone. Significant zones of syncline hinge related stockwork mineralization were encountered on the 4250mRL including 5.3 g/t Au over 12.3m (ETW 8.88m) in hole UDH1696, 4.54 g/t Au over 15.15m (ETW 3.93m) in hole UDH1689 and 3.92 g/t Au over 17m (ETW 6.16m) in hole UDH1691 (Figure 4). These results support previous strong drill results between the 4230mRL and 4270mRL on the Kestrel structure and Newmarket is optimistic that Mineral Reserves can be realized in this zone. Kestrel remains a high quality drill target and future drilling will continue to explore Mineral Resource and Mineral Reserve extension opportunities down plunge.

Summaries of 2016 Surface Based Growth Exploration Programs

Since the May 9, 2016 Newmarket News Release, the Company has advanced its surface-based exploration programs to test extensions of the Lower Phoenix gold system.

Surface based growth exploration programs at Fosterville are now completed on the Lower Phoenix North 8050mN section and all drill results have now been returned from the Lower Phoenix South 6200mN and Lower Phoenix North 7850mN drill programs. The results of four holes from 4,326m of surface based drilling are provided in Table 1 and illustrated in Figure 5.

Surface based drilling into the Lower Phoenix North has advanced northwards with the commencement of the Lower Phoenix 8300mN program on the back of drill success of the Lower Phoenix 7850mN, 7950mN and 8050mN sections. In addition, underground based growth programs have commenced from the Harrier Exploration Drill Drive 5450mN section targeting Lower Phoenix extensions approximately 1,000m down plunge from defined Mineral Resources (Figure 5).

All drill assay intercepts are provided in Table 1 and drill collars in Table 2.

Lower Phoenix South (6200mN) Surface Drill Program

The Lower Phoenix South 6200mN drilling program, which included one parent hole and four daughter holes, was completed in April 2016. Previously reported results from this drilling program include 12.75 g/t Au over 5.9m (ETW 4.5m) in hole SPD614C and 6.16 g/t Au over 2.05m (ETW 1.9m) in hole SPD614A (Previously reported in Newmarket Gold Press Release dated February 29, 2016) and 27.7 g/t Au over 0.3m (ETW 0.25m) and 1.5 g/t Au over 5.9m (ETW 5.6m) in hole SPD614D (Previously Reported in Newmarket Gold Press Release dated May 09, 2016). Results from the final hole of this program have now been returned. Intercepts contain significant gold mineralization including 13.36g/t Au over 3.85m (ETW 3.8) in hole SPD614E (Including 27.33 g/t Au over 1.55m [ETW 1.5m]) . This intercept on the 6130mN, 3830mRL is positioned approximately 40m down dip of the previously reported result of 12.75g/t Au over 5.9m in hole SPD614C. Current interpretations indicate that this drilling program has identified a strongly mineralized west dipping structure footwall to Lower Phoenix. This mineralization may potentially correlate with recently defined Lower Phoenix Footwall mineralization approximately 450m up plunge on the 6500mN. Newmarket intends to drill test this newly identified target from advancing hangingwall underground drill platforms for the remainder of 2016 and into 2017.

Lower Phoenix North 8050mN and7850mN Surface Drill Programs

A surface exploration drill program on the Lower Phoenix North 8050mN gold system was undertaken following successful drill results returned from the Lower Phoenix North 7950mN and 7850mN surface drill programs previously completed. The Lower Phoenix North 8050mN program targets Lower Phoenix mineralization approximately 350 m north of Mineral Reserves and consisted of one parent hole and three daughter holes. New drill results returned from the Lower Phoenix North (8050mN) program include 4.7 g/t Au over 6.95m (ETW 6.2m) in hole SPD618 (Including 5.93 g/t Au over 2.3m [ETW 2.15m]) and 3.2 g/t Au over 4.55m (ETW 4.55m) in hole SPD618A. Newmarket Gold is currently compiling and interpreting results of this program and is optimistic that Mineral Resources could potentially be extended beyond the current extent of 7750mN to the 8050mN. Newmarket has commenced an additional surface based drill program on the Lower Phoenix North 8300mN with the intent to further expand the Lower Phoenix North Mineral Resource, which remains open to the north.

The Lower Phoenix North 7850mN drilling program, which included one parent hole and three daughter holes, was completed in April 2016. Previously reported results from this drilling program include 12.5 g/t Au over 3.35m (ETW 2.4m) in hole SPD615C and 9.28 g/t Au over 3.35m (ETW 3.1m) in hole SPD615 (Previously reported in Newmarket Gold Press Release dated February 29, 2016) and 9.16 g/t Au over 12.15m (ETW 11.8m) in hole SPD616B and 7.26 g/t Au over 14.25m (ETW 13.9m) in hole SPD614A (Previously Reported in Newmarket Gold Press Release dated May 09, 2016). Results from the final hole of this program have now been returned and include 2.47 g/t Au over 5.2m (ETW 4.95m) in hole SPD616C (Figure 5).

To view a PDF of the tables and figures as referenced in this press release please go to the following link:

http://media3.marketwire.com/docs/newmarket_gold_sep20_tables1-2.pdf

http://media3.marketwire.com/docs/newmarket_gold_sep20_figures1-5.pdf

Qualified Person

Troy Fuller, MAIG, Geology Manager, Fosterville Gold Mine, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

QAQC information is provided at the bottom of Table 1.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Ryan King

VP, Investor Relations
Newmarket Gold, Inc.
T: 604.559.8040
E: rking@newmarketgoldinc.com

To learn more about Newmarket Gold visit our website at www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian listed gold producer with three 100% owned underground operating mines in Australia. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including The Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. The Company is based on a strong foundation of quality gold production from its three Australian mines, producing over 220,000 ounces of gold annually. Newmarket Gold is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base with reserve upside. Newmarket strives to enhance shareholder value through a disciplined approach to growth, focused on organic exploration success on near mine targets and accretive acquisition opportunities in stable mining jurisdictions.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information” under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this News Release or incorporated by reference herein, except in accordance with applicable securities laws.